          LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbrrapa@comcast.net

Telephone 954-344-0809

Facsimile 928-569-8195

August 8, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Re:

GlobalTel IP, Inc.

Amendment No. 1 to Registration Statement on Form SB-2

File No. 333-135585

Dear Sir or Madam:

Accompanying this letter and being filed electronically is amendment No. 1 to the registration statement on Form SB-2 of the above named company.  The amendment is being filed in response to the letter from Mark P. Shuman, Esq. dated  July 11, 2006.

Also being filed electronically as correspondence is a letter dated July 28, 2006 from GlobalTel, IP addressed to Mr. Shuman and a letter from Ribotsky, Levine & Company dated July 27, 2006 addressed to GlobalTel IP, Inc.  Both of those letters have previously been filed as correspondence.

Please address your comments and questions to me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman